Mail Stop 4561

March 24, 2006

Henry P. Hoffman
President and Chief Executive Officer
SiriCOMM, Inc.
2900 Davis Boulevard, Suite 130
Joplin, Missouri 64804

> **Re: SiriComm, Inc.**
> **Registration Statement on Form SB-2**
> **Filed February 27, 2006**
> **File No. 333-132066**
>
> **Form 10-QSB for the Quarter Ended December 31, 2005**
> **Form 8-K, filed March 20, 2006**
> **Form 8-K, filed March 3, 2006**
> **Form 8-K, filed February 28, 2006**
> **File No. 0-18399**

Dear Mr. Hoffman:

We have limited our review of your filings to those issues we have addressed in our comments below. Where indicated, we think you should revise your filings in response to these comments. Please respond to our comments on your periodic report and other Exchange Act filings within 10 days of the date of this letter. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form SB-2

General

1.   On page 12 you state that if Pilot or Love's were to terminate their contracts with you, you would experience "an immediate and detrimental impact on [y]our business, resulting in a materially detrimental effect on [y]our results of operations." Since it appears you are materially dependent on these agreements, it is unclear why they are not filed as exhibits to the registration statement. Please file these agreements and all other agreements, such as your agreements with ViaSat, Petro, etc., upon which you are materially dependent with your next amendment. See Item 601(b)(10) of Regulation S-B.

Notice About Forward-Looking Statements, page 5

2.   Please move the disclosure on this page as well as the section entitled "Notice About Forward Looking Statements" to a portion of the prospectus not subject to Rule 421(d) of Regulation C.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity, page 25

3.   Expand this section to state the minimum period of operations you are able to fund using your current capital resources as well as any additional contractually committed capital you are entitled to receive. Disclose the current rate at which you are using capital in operations and describe how you plan to address any deficiency. Additionally, indicate whether your current capital resources plus additional capital contractually committed to you is sufficient to fund your planned operations for a period of no less than twelve months from the date of the prospectus. To the extent you do not have sufficient capital to fund your planned operations for the twelve-month period, disclose the minimum amount of additional capital you will need to obtain to fund planned operations for that period. Describe how you plan to obtain any such funds and also describe the effects on your business activities in the event you are not able to raise capital that must be obtained to fund any portion of twelve months of operations from the effective date.

4.   We note that you entered into a $500,000 line of credit agreement with Liberty Bank of Springfield. Please tell us if you are substantially dependent on this agreement, and provide your analysis concerning whether paragraph (b)(10)(i)(B) of Item 601 of Regulation S-B requires that this agreement be filed as an exhibit.

Security Ownership of Certain Beneficial Owners and Management, page 35

5.   On page 39 you disclose that Sunflower Capital LLC is offering 3,729,744 shares
        and that it owns 6,637,037 shares of your outstanding common stock prior to the
        offering. However, on page 35, Mr. Moore's share ownership includes 4,873,165
        shares held of record by Sunflower Capital. As your disclosure reveals that Mr.
        Moore is the natural person exercising the beneficial ownership over the shares
        held of record by Sunflower, the reason for the discrepancy between the share
        amounts is not clear. Please ensure that the information presented in response to
        Item 403 of Regulation S-B conforms to requirements of Instruction 1 to Item 403
        of Regulation S-B.

Plan of Distribution, page 37

6.   We note your disclosure that selling shareholders may use settlement of short
        sales as one method for selling their shares. See CF Tel. Interp. A.65. Please
        revise your disclosure appropriately and advise us that SiriCOMM and the selling
        shareholders are aware of CF Tel. Interp. A.65.

7.   Tell us what steps you have implemented to ensure that each of the selling
        shareholders will conduct the distribution in accordance with Regulation M. See
        paragraph (b)(7) of Rule 461.

Selling Shareholder, page

8.   Please disclose the names of the natural person(s) who exercise sole or shared
        voting and/or dispositive powers with respect to the shares to be offered for resale
        by Interactive Resources Group, Inc. See Interpretation I.60 of the July 1997
        manual of publicly available CF telephone interpretations, as well as
        interpretation 4S of the Regulation S-K portion of the March 1999 supplement to
        the CF telephone interpretation manual.

9.   Tell us whether any of the selling shareholders that are legal entities are broker-
        dealers or affiliates of broker-dealers. With the exception of your placement
        agent, it appears that all selling shareholders acquired their shares as investments,
        rather than as transaction-based compensation for the performance of investment
        banking or similar services. Accordingly, if any selling shareholders are
        registered broker-dealers other than the placement agent, they should be named as
        underwriters. With respect to any affiliates of registered broker dealers, expand
        the prospectus to indicate whether they acquired the securities to be resold in the
        ordinary course of business. Also indicate whether at the time of the acquisition
        they had any agreements, understandings or arrangements with any other persons,
        either directly or indirectly, to dispose of the securities.

Available Information, page 41

10.   Please update your disclosure to provide the new location of the Public Reference Room (Room 1580, 100 F Street, NE, Washington, DC 20459).

Part II

Undertakings, page II-10

11.   Rule 415 and the associated undertaking of Item 512(g) of Regulation S-B were recently amended. Revise to include all undertakings required by Item 512(g) of Regulation S-B, as currently in effect.

10-KSB for the fiscal year ended September 30, 2005

Item 8A. Controls and Procedures, page 37

Consideration of Restatement

12.   Revise to disclose the events that led to management's determination that a restatement of your September 30, 2004 annual consolidated financial statement as well as its interim consolidated financial statements for the quarters ended December 31, 2004, March 31, 2005 and June 30, 2005 was required. This comment also applies to the disclosure in your Form 10-QSB for the quarter December 31, 2005.

Internal Control over Financial Reporting

13.   It appears that you voluntarily provide management's assessment of the effectiveness of internal control over financial reporting. Provide text that informs investors about the scope and significance of this conclusion and explain how regulations regarding assessment of the effectiveness of internal controls over financial reporting apply to your company. Please describe the scope of management's activities in rendering the conclusion. Explain that your independent auditors have not been asked to evaluate management's assessment. Also, indicate that the independent auditors are not currently required to provide such an assessment. Discuss the extent to which management believes the steps taken by it in reaching the conclusion vary, if at all, from steps that must be taken to conform to paragraphs (a) and (b) of Item 308. This comment also applies to the disclosure in your Form 10-QSB for the quarter December 31, 2005.

Management's Response to the Material Weakness and Significant Deficiencies

14.   We note that you have disclosed steps you have taken or intend to take in response to the identified material weakness and significant deficiencies. Please revise to indicate the steps you took during the period covered by this report versus the steps taken in prior periods or steps you intend to take in future periods. Your discussion of the material weakness and significant deficiencies existing as of the end of the period should take into account remedial actions taken in this and previous periods and should clarify the reasons why such material weaknesses continues to exist after such remedial measures where in place. Finally, disclose a timeframe in which management expects the material weaknesses to be cured and any material costs you have incurred on such remedial actions. For example, disclose the period in which you established a remediation plan and retained an outside accounting consultant to assist the Company in strengthening your controls and procedures. Revise to state which, if any, of the actions described in the bullet points were implemented during the quarter ended September 30, 2005, and to disclose whether such actions were a change in your internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, your internal control over financial reporting. This comment also applies to the disclosure in your Form 10-QSB for the quarter December 31, 2005.

Form 10-QSB for the Quarter Ended December 31, 2005

Exhibits 31.1 and 31.2

15.   Please note that the language of the certifications required by Item 601(b)(31) of Regulation S-B must be provided exactly as stated therein. See Release No. 34-46427 (Aug. 28, 2002) and the Division of Corporation Finance Staff Alert (Mar. 5, 2005) available on our website at www.sec.gov. We note, for example, that these exhibits include a paragraph 6 that does not appear in the language of the certifications as set forth in Item 601(b)(31). Please revise these certifications to comply with the language as set forth in Item 601(b)(31). In addition, please delete the word "quarterly" from sections 1 and 2 and simply state the word "report," as is set forth in Item 601(b)(31).

Form 8-K filed March 20, 2006

Exhibit 10.3

16.   We note that certain terms were excluded from section 2 of this agreement.
        Please amend your current report to include the entire agreement. Although an
        application for an order granting confidential treatment to portions of an exhibit
        required to be filed can be submitted in appropriate instances, in view of the
        related party nature of the contract, you may not be able to obtain confidential
        treatment of any portions of the agreement. Additionally, the material economic
        terms of a related party agreement should be disclosed in an appropriate section
        of the prospectus to conform to Item 404 of Regulation S-B. See CF Staff Legal
        Bulletin No. 1, available on our website at www.sec.gov, for additional guidance.
        In reviewing the legal bulletin, please note Section II.B.2, which indicates that
        confidential treatment of contracts with related parties is typically not appropriate.

                         *   *   *   *   *

        As appropriate, please amend your registration statement in response to these
comments. Please respond to our comments on your periodic report and other Exchange
Act filings April 3, 2006, or tell us when you expect to respond to these comments. You
may wish to provide us with marked copies of the amendments to expedite our review.
Please furnish a cover letter with your amendment that keys your responses to our
comments and provides any requested information. Detailed cover letters greatly
facilitate our review. Please understand that we may have additional comments after
reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Act of 1933 and that they have provided all information investors require
for an informed investment decision. Since the company and its management are in
possession of all the facts relating to a company's disclosure, they are responsible for the
accuracy and adequately of the disclosures they have made.

        Notwithstanding our comments, in the event the company requests acceleration of
the effective date of the pending registration statement, it should furnish a letter, at the
time of such request, acknowledging that:

   •   should the Commission or the staff, acting pursuant to delegated authority,
       declare the filing effective, it does not foreclose the Commission from taking any
       action with respect to the filing;

   •   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

• the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

If you have any questions regarding these comments, you may contact Rebekah Toton at (202) 551-3857 or me at (202) 551-3730.

Sincerely,

Mark P. Shuman
Branch Chief – Legal

cc: Via Facsimile (516) 228-8211
        Joel C. Schneider, Esq.
        Sommer & Schneider LLP
        Telephone: (516) 228-8181